NO ACT

PE
2-2-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12026498

Received SEC
APR 13 2012
Washington, DC 20549

April 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 4-13-12

Mark A. Weiss
Staples, Inc.
mark.weiss@staples.com

Re: Staples, Inc.
Incoming letter dated February 2, 2012

Dear Mr. Weiss:

This is in response to your letters dated February 2, 2012 and February 27, 2012 concerning the shareholder proposal submitted to Staples by Norges Bank. We also have received letters on the proponent's behalf dated February 13, 2012 and February 29, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

April 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Staples, Inc.
Incoming letter dated February 2, 2012

The proposal seeks to amend Staples' bylaws to require Staples to include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder or group of shareholders who beneficially owned 1% or more of Staples' outstanding common stock.

There appears to be some basis for your view that Staples may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal, if approved, would amend Staples' bylaws by adding Section 7.4.1 to Article I of the bylaws, which would require Staples to include shareholder nominations for directors in its proxy materials. We note, however, that Section 7.7 of Article I of the bylaws currently states that "[e]xcept as otherwise required by law, nothing in this Section 7 shall obligate the corporation or the board of directors to include in any proxy statement or other stockholder communication distributed on behalf of the corporation or the board of directors information with respect to any nominee for director submitted by a stockholder." The proposal does not address the conflict between these two provisions of Staples' bylaws. As such, neither shareholders nor Staples would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Staples omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

G&E

Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

February 29, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Proxy Access Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This responds to the letter dated February 27, 2012, from Mark A. Weiss, Esq., on behalf of Staples, Inc. ("Staples" or the "Company") regarding a shareholder proposal submitted to the Company by Norges Bank (the "Proposal") for inclusion in the Company's proxy materials for the 2012 Annual Meeting of Stockholders.

As set forth more fully in our letter dated February 13, 2012, we believe that the Proposal as originally submitted is clear and unambiguous in its intent and effect. However, in order to address the Company's perceived ambiguity between the Proposal and the current bylaws, we have proposed resolving that ambiguity with the addition of three (3) words that would provide specifically that the new Section 7.4.1 supersedes existing bylaw Section 7.7 with respect to the Company's obligation to include shareholder nominees for election to the board in its proxy materials. Moreover, the addition of three clarifying words is precisely the type of revision that the Staff describes in *Staff Legal Bulletin No. 14B* as being "minor in nature" and that does "not alter the substance of the proposal." There is no change in the intent or effect of the Proposal with the addition of these three words, and the revision addresses fully any potential ambiguity invented by the Company in its efforts to exclude the Proposal.

Thank you for your attention to this matter.

Sincerely,

Michael J. Barry

cc: Mark A. Weiss, Esquire

STAPLES

that was easy.

February 27, 2012

Via E-mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Staples, Inc., Omission of Stockholder Proposal Submitted by Norges Bank Under SEC Rule 14a-8

Ladies and Gentlemen:

This letter is in response to the letter dated February 13, 2012, from Michael J. Barry of Grant & Eisenhofer P.A., as proxy for Norges Bank (the "Proponent"), regarding a proxy access stockholder proposal (the "Proposal") that was submitted by the Proponent for inclusion in the proxy statement and proxy (the "Proxy Materials") to be filed and distributed in connection with the 2012 annual meeting of stockholders of Staples, Inc., a Delaware Corporation (the "Company"). The Proposal is a binding proposal which, if adopted, would amend the by-laws of the Company to include the text of the proposal.

For the reasons described in the Company's original submission of February 2, 2012, the Company intends to omit the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

The purpose of this letter is to address the Proponent's request that it be allowed to further revise the Proposal at this time. We note that the Proponent has already revised the Proposal on one occasion (prior to the applicable deadline) and that this further proposed revision is well past the applicable deadline for submission of Rule 14a-8 proposals.

As noted in the Company's February 2, 2012 letter, *Staff Legal Bulletin No. 14B* states that there is no provision in Rule 14a-8 allowing a stockholder to revise his or her proposal or supporting statement. *Staff Legal Bulletin No. 14F* modifies this position only with respect to changes to a proposal that are submitted prior to the applicable Rule 14a-8 deadline. While we are aware that the Staff, in its discretion, permits proponents on some occasions to revise a proposal when the revisions are "minor in nature" and "do not alter the substance of the proposal," we believe that the Staff has and should continue to be highly circumspect in exercising such discretion in the context of a binding by-law provision since every change to a binding by-law is inherently substantive in nature (and therefore not minor).

Moreover, even if the Staff were inclined to allow the Proponent to further revise the Proposal – which as noted above we do not believe is appropriate in this situation – the Proponent's proposed revision would not eliminate the defects identified in our original letter that make the Proposal false and misleading.

As proposed to be further revised, the Proposal would seek to add a new Section 7.4.1 to Article I of the Company's by-laws which would read in relevant part as follows (emphasis added):

> Notwithstanding Section 7.7, the corporation shall include in its proxy materials for a meeting of stockholders at which any director is to be elected the name, together with the Disclosure and Statement(s) (both defined below), of any person nominated for election as a director by a stockholder or group thereof that satisfied the requirements of this Section 7.4.1 (the "Nominator"), and allow stockholders to vote with respect to such nominee on the corporation's proxy card.

The Company's current by-laws provide, and would continue to provide in the event of stockholder approval of the Proposal, in Section 7.7 of Article I as follows (emphasis added):

> Except as otherwise required by law, nothing in this Section 7 shall obligate the corporation or the board of directors to include in any proxy statement or other stockholder communication distributed on behalf of the corporation or the board of directors information with respect to any nominee for director submitted by a stockholder.

As we have noted, the Proposal is binding and, if approved, would result in the Company's by-laws being amended, effectively immediately, such that one section of the by-laws (Section 7.4.1 of Article I) indicates that it governs over the provisions of a second section of the by-laws (Section 7.7 of Article I), while the second section (Section 7.7 of Article I) states that it trumps the remainder of Section 7, which includes the first section (Section 7.4.1 of Article 1). That is to say, each provision would on its face purport to supersede the other.

Therefore, we continue to believe the revised Proposal, if approved by stockholders, would introduce a material ambiguity as to how to interpret the Company's by-laws. Specifically, it is unclear which of the two sections, when read together, is meant to trump the other, and ultimately, whether the Company will be required to include in proxy statements and other stockholder communications information with respect to nominees for director submitted by a stockholder because of Article I, Section 7.4.1 of the by-laws, or whether such inclusion will be at the discretion of the board of directors because of Article I, Section 7.7 of the Company's by-laws.

To fully address the ambiguities raised by the Company here and in its February 2, 2012 letter, we believe the Proponent would need to make even more substantial revisions to the Proposal so that the interplay of the provisions of various sections unambiguously work when read together.

Such revisions are certainly outside the scope of "minor defects that could be corrected easily" which the Staff has in some past situations been willing to permit.

For the reasons set forth above and in our February 2, 2012 letter[1], the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted. Please do not hesitate to contact me at (508) 253-4013 or by email at mark.weiss@staples.com if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

Mark A. Weiss
Vice President, Assistant General Counsel

cc: Michael J. Barry (via email)

---

[1] With respect to our prior citation of Bank Mutual Corp., we note that the proposal in Bank Mutual ("That a mandatory retirement age be established for all directors upon attaining the age of 72 years, to be effective with the passage of the proposal") was not a precatory proposal, but was, as is the Proposal in our case, a binding proposal. It is the binding nature of the proposal, rather than whether it was to be included in the by-laws, that is the salient point, and the reason for our citation of that letter. Moreover, we note that Bank Mutual argued, as we do, that the proposal was vague and misleading because it may conflict with an existing by-law (in the Bank Mutual case, a by-law that requires that a director may only be removed without cause upon a two-thirds shareholder vote). The Staff allowed the omission of the Bank Mutual proposal under Rule 14a-8(i)(3).

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

February 13, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Proxy Access Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This responds to the letter dated February 2, 2012, from Mark A. Weiss, Esq., on behalf of Staples, Inc. ("Staples" or the "Company") regarding a shareholder proposal submitted to the Company by Norges Bank (the "Proposal") for inclusion in the Company's proxy materials for the 2012 Annual Meeting of Stockholders.

Norges Bank's Proposal advocates an amendment to the Company's bylaws to permit a shareholder (or group of shareholders) owning at least 1% of the Company's outstanding shares for a period of at least 1 year to submit to the Company the name of a candidate for election to the Company's Board of Directors (the "Board") for inclusion in the Company's proxy materials distributed in advance of any meeting of shareholders where directors are to be elected. In response, the Company seeks permission to exclude the Proposal, and requests that the Staff not allow technical amendment of the Proposal. First, invoking Rule 14a-8(i)(3), Staples argues that Norges Bank's Proposal should be excluded because it is inherently vague and indefinite because of an existing provision in its bylaws. Second, relying on *Division of Corporation Finance: Staff Legal Bulletin No. 14B* (September 15, 2004) ("SLB No. 14B"), Staples argues that Norges Bank's Proposal may not be revised because any required change would not be minor in nature.

Staples' request for a no-action letter should be denied. First, the Company's reliance on Rule 14a-8(i)(3) is misplaced as the Proposal is not vague or indefinite, either standing alone or read in conjunction with Section 7.7 of the Company's bylaws. Second, Staples' argument that, if the Proposal is vague or indefinite, revision cannot be allowed because it would be substantive in nature is incorrect. For the reasons set forth more fully below, Staples' no-action request should be denied. Alternatively, a minor technical amendment to the Proposal should be allowed.

The Proposal

On November 22, 2011, NBIM submitted the Proposal to the Company.[1] This Proposal, if approved by the Company's shareholders, would amend Staples' bylaws to permit a shareholder (or group of shareholders) owning 1% of the Company's outstanding stock for at least 1 year to submit the name of a candidate for election as a director for inclusion in the Company's proxy materials. The Proposal itself states as follows:

The corporation's bylaws are hereby amended as follows:

> The following shall be added as Article I, Section 7.4.1:
>
> The corporation shall include in its proxy materials for a meeting of stockholders at which any director is to be elected the name, together with the Disclosure and Statement(s) (both defined below), of any person nominated for election as a director by a stockholder or group thereof that satisfied the requirements of this Section 7.4.1 (the "Nominator"), and allow stockholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the corporation's directors.
>
> To be eligible to make a nomination, a Nominator must:
>
> (a) have beneficially owned 1% or more of the corporation's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold such shares through the date of the meeting;
>
> (b) provide written notice received by the corporation's secretary within the time period specified in Section 7.2 (for annual meetings) or 7.3 (for special meetings): (i) with respect to the nominee, the information required under Section 7.4(a) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8, without regard to any other information listed in Section 7.4(b); and
>
> (c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the corporation's proxy materials, to comply with all laws and regulations relating thereto.
>
> The Nominator shall have the option to furnish a statement, not exceeding 500 words, in support of each nominee's candidacy (the

[1] As set forth in the Company's February 2, 2012, no-action letter, NBIM subsequently submitted a technical amendment to the Proposal on December 7, 2011. However, the appropriate date of the Proposal, which is not in dispute, remains November 22, 2011.

> "Statement(s)"), at the time the Disclosure is submitted to the corporation's secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section 7.4.1 and the rules under the Exchange Act.

The following shall be added to ARTICLE I, Section 5.3:

> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in ARTICLE I, Section 7.4.1 representing no more than 25% of the total number of the corporation's directors.

Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal would enable shareholders to nominate director candidates subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

For more information see http://www.nbim.no/StaplesProxyAccessProposal

Please vote FOR this proposal.

DISCUSSION

I. The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because the Proposal is Not Vague or Indefinite

Rule 14a-8(i)(3) permits a company to exclude shareholder proposals or statements that are "contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company fails to challenge anything in NBIM's Proposal as being materially false, and instead focuses on an alleged conflict between the Proposal and Section 7.7 of the Company's bylaws to support its argument that the Proposal is excludable because it is inherently vague. Staples' argument is incorrect as a matter of document interpretation, and its reliance on the cited no-action decisions is wholly misplaced.

As noted by the Company, Section 7.7 of the bylaws indicates as follows:

> Except as otherwise required by law, nothing in this Section 7 shall obligate the corporation or the board of directors to include in any proxy statement or other stockholder communication distributed on behalf of the corporation or the board of directors information with respect to any nominee for director submitted by a stockholder.

The Company argues that Section 7.7 and proposed Section 7.4.1 are inconsistent, and that therefore the Proposal should be excluded due to this inconsistency and the alleged confusion that adopting the Proposal would create. However, Section 7.4.1 clearly can and should be read to fall within the first clause of Section 7.7 as creating an obligation "otherwise required by law." Article VII of the Company's bylaws allows for amendment of the bylaws "by the affirmative vote of a majority of the shares of capital stock then issued, outstanding and entitled to vote." Thus, adoption of the bylaw amendment set forth in the Proposal is specifically allowed and would create a new, separate obligation on the part of the Company to include in its proxy materials the information provided by shareholder nominees who comply with Section 7.4.1. This obligation would be entirely consistent with current Section 7.7.

Further undercutting Staples' argument, the Company fails to cite a single no-action decision remotely similar in nature to the Proposal here in support of its vagueness contention. As an initial matter, none of the cited decisions addressed mandatory by-law amendment proposals. Instead, every decision Staples cites involves amorphous, precatory shareholder proposals seeking adoption of corporate policies without adequate guidance or definition in the shareholder proposals themselves. For example, in *Fuqua Industries, Inc.*, (March 12, 1991), the Staff allowed exclusion of a shareholder proposal calling for "a prohibition on 'any major shareholder ... which currently owns 25% of the Company and has three Board seats from compromising the ownership of the other stockholders.'" In allowing exclusion of the proposal, the Staff noted "that the meaning and application of terms and conditions (including, but not limited to: 'any major shareholder,' 'assets/interests' and 'obtaining control') in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations." The Company's reliance on *Philadelphia Electric Co.* (July 30, 1992), *Exxon Corp.* (January 29, 1992), and *Motorola, Inc.* (January 12, 2011), is similarly misplaced as none of these decisions dealt with alleged inconsistencies between company bylaw provisions.

Finally, the Company's representation that *Bank Mutual Corp.* (January 11, 2005) involved the exclusion of a shareholder proposal seeking "to add to the by-laws of the company" is incorrect. In *Bank Mutual Corp.*, the shareholder proposal at issue stated as follows:

> That a mandatory retirement age be established for all directors upon attaining the age of 72 years, to be effective with the passage of the proposal.

There is no reference, either in the correspondence submitted by the shareholder, or in the no-action request submitted by the company, to any understanding that the shareholder proposed an amendment to the company's bylaws. Indeed, as the company pointed out in its no-action request, "[w]e believe that (a) the Proposal is so vague and indefinite that the Company's shareholders would be confused regarding the ramifications of voting for or against the Proposal, and (b) *the Company's board of directors could not determine with any reasonable certainty how to implement the Proposal if it were approved* by the shareowners." *Bank Mutual Corp.* (January 11, 2005), at p. 4 of December 6, 2004, no-action request (emphasis added). There is nothing similarly vague and indefinite in NBIM's Proposal that would support exclusion under Rule 14a-8(i)(3).

II. The Proposal May Be Revised Under These Circumstances

In *SLB No. 14B*, the Staff specifically acknowledged its "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." While we do not believe the Proposal here is vague or misleading in its own right, or when read in conjunction with the remaining Staples' bylaws, should the Staff agree with the Company's position on that point, the correct result would be to require a minor technical amendment to the Proposal. As further stated in *SLB No. 14B*, revision is allowed for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." Moreover, *SLB No. 14B* points out that exclusion of proposals as false or misleading is only appropriate "if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules."

Here, the insertion of the clause, "Notwithstanding Section 7.7," at the beginning of proposed Section 7.4.1 in the Proposal would cure any ambiguity that may exist between the Proposal and Section 7.7 of the Company's bylaws. This is exactly the type of minor defect that is easily corrected by revisions allowed under *SLB No. 14B*, and certainly takes the revision outside the scope of the "detailed and extensive editing" envisioned by the Staff as justifying exclusion of the entire shareholder proposal. While a similar revision will also have to be made to NBIM's anticipated website supporting the Proposal to reflect the updated language for the sake of accuracy and consistency, this is also a very minor technical update.

CONCLUSION

The Proposal seeks to amend the Company's bylaws to allow for reasonable proxy access for shareholders. Norges Bank believes it is important for shareholders to be able to effectively exercise their right to nominate candidates for the Board of Directors in an effort to improve company performance and promote responsive corporate governance. Accordingly, Norges Bank respectfully requests that the Staff of the Division of Corporation Finance decline to concur in the Company's view that it may exclude the Proposal under Rules 14a-8(i)(3). Alternatively, Norges Bank respectfully requests that the Staff allow revision of the Proposal and related website as set forth herein. Please do not hesitate to contact me at 302.622.7065 should you have any questions concerning this matter or should you require additional information.

Sincerely,

Michael J. Barry

cc: Mark A. Weiss, Esquire

From:	Fox, Molly [Molly.Fox@wilmerhale.com]
Sent:	Thursday, February 02, 2012 4:36 PM
To:	shareholderproposals
Cc:	mbarry@gelaw.com
Subject:	Staples, Inc. intention to exclude a stockholder proposal (Norges)
Attachments:	Norges Bank.PDF

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, I am attaching to this email and submitting to the Securities and Exchange Commission a notification by Staples, Inc. of its intention to exclude a stockholder proposal from the proxy materials for its 2012 Annual Meeting of Stockholders. Staples asks that the staff of the Division of Corporation Finance of the Commission not recommend to the Commission that any enforcement action be taken if Staples excludes the proposal from those proxy materials. Staples' reasons for excluding the proposal are included in the attached letter.

If you require additional materials or would like to discuss this submission, please do not hesitate to contact Mark A. Weiss, Staples' Vice President, Assistant General Counsel, at (508) 253-4013.

Thank you for your attention to this matter.

Molly W. Fox | WilmerHale
60 State Street
Boston, MA 02109 USA
+1 617 526 6812 (t)
+1 617 526 5000 (f)
molly.fox@wilmerhale.com

STAPLES
that was easy.

February 2, 2012

Via E-mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Staples, Inc., Omission of Stockholder Proposal Submitted by Norges Bank Under SEC Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Staples, Inc., a Delaware Corporation (the "Company"), intends to omit from its proxy statement and proxy to be filed and distributed in connection with its 2012 annual meeting of stockholders (the "Proxy Materials") a stockholder proposal (the "Proposal") that was submitted by Norges Bank (the "Proponent").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company is submitting electronically to the Commission this letter and the Proposal, and is concurrently sending a copy to the Proponent through its proxy (Grant & Eisenhofer P.A.), no later than eighty calendar days before the Company intends to file its Proxy Materials with the Commission.

The Proposal

On November 22, 2011, the Company received an initial version of the Proposal from the Proponent. On December 5, 2011, the Company sent the Proponent's proxy a notice of deficiency regarding the number of words in the Proposal. On December 7, 2011, the Company received a modified version of the Proposal which made changes to the Proposal in order to avoid potential issues with the total number of words in the Proposal. On January 20, 2012, the Company received from the Proponent the information that the Proponent intends to post on the website referenced in its Proposal and a statement that the Proponent plans to make its website live upon the Company's filing of its proxy statement. A copy of the above-mentioned correspondence is attached as **Exhibit A**.

In general, the Proposal seeks to amend the by-laws of the Company to include a provision which would require the Company to include in its Proxy Materials for any meeting of stockholders at which any director is to be elected, the name of any person nominated for election as a director by a stockholder or group of stockholders satisfying certain requirements set forth in the Proposal, and, if requested by the nominating stockholder(s), a statement in support of such nominee's candidacy. The Proposal is a binding proposal which, if adopted, would immediately amend the by-laws of the Company to include the text of the proposal.

For the reasons described more fully below, the Company intends to omit the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

Grounds for Exclusion

Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended, permits a company to exclude a stockholder proposal from its proxy solicitation materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This includes any portion or portions of a proposal or supporting statements that, among other things, contain false or misleading statements.

The Staff consistently has taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) when "the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Division of Corporation Finance: Staff Legal Bulletin No. 14B* (September 15, 2004). Moreover, a proposal is sufficiently misleading and indefinite so as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that any action ultimately taken by the company to implement the proposal could be different from the actions envisioned by the stockholders voting on the proposal (*Fuqua Industries, Inc.* (avail. Mar. 12, 1991)).

Analysis

The Proposed Binding By-law Amendment Is Vague And Indefinite When Read In Connection With The Company's Existing By-laws.

The proposed by-law amendment would add a new Section 7.4.1 to Article I of the Company's by-laws pursuant to which the Company would be required, among other things, to include in its Proxy Materials certain information regarding any person nominated for election as a director by a stockholder or group of stockholders satisfying the requirements set forth in the proposed by-law amendment, together with a statement in support of such nominee's candidacy if the stockholder or group of stockholders making the nomination elects to include such a statement. This is a binding proposal and if approved by the stockholders, it would result in the Company's by-laws being amended, effective immediately, to add the new Section 7.4.1 to Article I.

The Company's current by-laws provide, in Section 7.7 of Article I, that:

> Except as otherwise required by law, nothing in this Section 7 shall obligate the corporation or the board of directors to include in any proxy statement or other stockholder communication distributed on behalf of the corporation or the board of directors information with respect to any nominee for director submitted by a stockholder.

The Proposal does not make any amendments to this section of the Company's by-laws, which would therefore continue in effect in its current form. Importantly, the proposed language for Section 7.4.1 to Article I will comprise part of the "Section 7" that is referenced in Section 7.7 of Article I. The proposed by-law amendment is therefore facially inconsistent with the current by-laws, and adoption of the binding Proposal would introduce a material ambiguity as to how to interpret the Company's by-laws. Specifically, it is unclear whether the Company will be required to include in proxy statements and other stockholder communications information with respect to nominees for director submitted by a stockholder because of Article I, Section 7.4.1 of the by-laws, or whether such inclusion will be at the discretion of the board of directors because of Article I, Section 7.7 of the Company's by-laws.

It is noteworthy that elsewhere in the Company's by-laws, where the intent is to make one section of the by-laws subject to another section, the by-laws clarify which provision is intended to govern. For example, Article I, Section 5.4 of the by-laws begins "Except as otherwise provided by law or by the certificate of incorporation or these by-laws..." thereby making it clear that if a different section of the by-laws contains a provision that conflicts with Article I, Section 5.4, the other section will control. Similar references, which make one provision subject to the other provisions of the by-laws and which make clear which is the controlling provision, are included in Article II, Section 10; Article III, Section 4; and Article IV, Section 3.

The Company notes also that it appears that where the Proponent desired to make changes to other existing by-law provisions as part of its Proposal, the Proponent included such changes in the Proposal. Specifically, the Proposal includes a modification to Article I, Section 5.3 to add the following:

> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in Article I, Section 7.4.1 representing no more than 25% of the total number of the corporation's directors.

As noted above, the Proponent has not made any changes to Section 7.7 of Article I to address the interplay with Section 7.4.1 of Article I.

The Staff has permitted exclusion of proposals which would introduce inconsistencies into the by-laws of a company. *See, e.g., Bank Mutual Corp.* (available Jan. 11, 2005) (omitting a proposal to add to the by-laws of the company text which stated "[t]hat a mandatory retirement age be established for all directors upon attaining the age of 72 years, to be effective with the

ACTIVEUS 92162617v8

passage of the proposal" because, in addition to being vague as to how the proposal would be implemented, the language in the proposal conflicted with a provision of the by-laws stating that a director can only be removed without cause upon a two-thirds stockholder vote). The Staff has also consistently permitted exclusion of proposals that are capable of multiple, differing interpretations. *See, e.g., Bank Mutual Corp.* (avail. Jan. 11, 2005); *Philadelphia Electric Co.* (avail. July 30, 1992) (omitting a shareholder proposal because it was subject to at least three different interpretations and was so inherently vague and indefinite that neither the shareholders nor the Company were able to determine with any reasonable certainty exactly what actions or measures the proposal required); *Exxon Corp.* (January 29, 1992) (excluding a proposal restricting individuals who can be elected to the board of directors because undefined and inconsistent phrases are subject to differing interpretations both by shareholders voting on the proposal and the company's board in implementing the proposal, if adopted); *Motorola, Inc.* (avail. Jan. 12, 2011) (excluding a proposal regarding retention of equity compensation payments by executives because of vague and indefinite terms which were subject to multiple interpretations). The Company believes that if the Proposal is not excluded pursuant to this request, a stockholder voting on this matter will not know what he or she is voting for because it is not clear how the Company, or the courts if the matter is ever adjudicated, will interpret the interplay of the two provisions and it is possible that the Company would be permitted to exclude the materials submitted by the nominating stockholder(s) pursuant to Article I, Section 7.7 of the by-laws. This makes the proposal impermissibly misleading and therefore excludable pursuant to Rule 14a-8(i)(3).

Revision Is Permitted Only In Limited Circumstances.

As stated in *SLB No. 14B*, there is no provision in Rule 14a-8 that allows a stockholder to revise his or her proposal or supporting statement, but the Staff has permitted a proponent to revise a proposal when the revisions are "minor in nature" and "do not alter the substance of the proposal." In this case, the Company does not believe the revisions would be minor in nature because any change would be substantive and not minor in the context of a binding by-law. For this reason, the Company does not believe that it would be in accordance with the Staff precedent to allow revision of the Proposal.

Conclusion

For the reasons set forth above, the Company respectfully requests that it may properly omit the Proposal from the Company's Proxy Materials and requests the Staff to confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted. Please do not hesitate to contact me at (508) 253-4013 or by email at mark.weiss@staples.com if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

Mark A. Weiss
Vice President, Assistant General Counsel

Attachments

Exhibit A: Stockholder Correspondence

cc: Michael J. Barry (via email)

GRANT & EISENHOFER P.A.
CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801
485 LEXINGTON AVENUE ■ 29th FLOOR ■ NEW YORK, NEW YORK 10117
302-622-7000 ■ FAX: 302-622-7100

FACSIMILE TRANSMITTAL FORM

11/22/2011

To:	1-508-253-8989	**Firm:**	
Phone:		**Fax:**	1-508-253-8989

If you experience problems with a transmission, please call (302) 622-7000 between 8:00 a.m. and 6:00 p.m.

From:	Manager Copy Center	Pages (including cover sheet):	6

SUBJECT:

Cover Message:

GRANT & EISENHOFER, P.A.
1201 N. MARKET STREET # 21st FLOOR # WILMINGTON, DELAWARE 19801
302-622-7000 # FAX: 302-622-7100

Nov 22, 2011

FACSIMILE MESSAGE TRANSMITTAL FORM

TO	COMPANY	FAX	PHONE
Kristin Campbell	Staples	508-253-8989	

If you experience problems with a transmission, please call (302) 622-7000 between 9:00 a.m and 9:00 p.m.

ORIGINAL will [X] follow will not [ ] follow

FROM: Michael J. Barry Pages (including cover sheet): 5

RE: Shareholder Proposal Pursuant to Rule 14a-8

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

November 22, 2011

VIA FAX AND OVERNIGHT MAIL
Kristin A. Campbell
Corporate Secretary
Staples, Inc.
500 Staples Drive
Framingham, MA 01702

Re: Shareholder Proposal Pursuant to Rule 14a-8

Dear Ms. Campbell:

Pursuant to SEC Rule 14a-8, enclosed is a shareholder proposal (the "Proposal) submitted by Norges Bank, the central bank for the Government of Norway, for inclusion in the proxy materials to be provided by Staples, Inc. (the "Company") to the Company's shareholders and to be presented at the Company's 2012 annual meeting for a shareholder vote. Also enclosed is a power of attorney ("POA") from Norges Bank Investment Management ("NBIM"), a division of Norges Bank with authority to submit proposals on behalf of Norges Bank, authorizing me to act for Norges Bank for purposes of the submission of and communications regarding the Proposal.

Norges Bank is the owner of over $2,000 in market value of common stock of the Company and has held such stock continuously for more than 1 year as of today's date. Norges Bank intends to continue to hold these securities through the date of the Company's 2012 annual meeting of shareholders. The required certification of Norges Bank's ownership from the record owner will be forthcoming.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Michael J. Barry

MJB/rm
Enclosures

The corporation's by-laws are hereby amended as follows:

The following shall be added as Article I, Section 7.4.1:

The corporation shall include in its proxy materials for a meeting of stockholders at which any director is to be elected the name, together with the Disclosure and Statement(s) (both defined below), of any person nominated for election as a director by a stockholder or group thereof that satisfied the requirements of this Section 7.4.1 (the "Nominator"), and allow stockholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the corporation's directors.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 1% or more of the corporation's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold such shares through the date of the meeting;

(b) provide written notice received by the corporation's secretary within the time period specified in Section 7.2 (for annual meetings) or 7.3 (for special meetings): (i) with respect to the nominee, the information required under Section 7.4(a) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8, without regard to any other information listed in Section 7.4(b); and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the corporation's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not exceeding 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the corporation's secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section 7.4.1 and the rules under the Exchange Act.

The following shall be added to ARTICLE I, Section 5.3:

> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in ARTICLE I, Section 7.4.1 representing no more than 25% of the total number of the corporation's directors.

The right of shareholders to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal would give shareholders the right to nominate director candidates subject to reasonable limitations. These limitations include a 1% / 1 year holding requirement for nominators, permit nominators to nominate no more than 25% of the company's directors, and provide that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

More information is available at http://www.nbim.no/StaplesProxyAccessProposal

We urge shareholders to vote FOR this proposal.

NBIM

Norges Bank Investment Management

Kristin A. Campbell Corporate Secretary Staples, Inc. 500 Staples Drive Framingham, MA 01702	Date: November 21, 2011 Your ref: Our Ref:

Dear Ms. Campbell:

Power of Attorney for Grant & Eisenhofer P.A.

We, Norges Bank, the Investment Management division, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, ("NBIM"), hereby confirm the authority of Grant & Eisenhofer P.A., by the attorneys Stuart Grant and/or Michael J. Barry, to act on behalf of NBIM for purposes of submitting the 2012 shareholder proposal and direct all communications to NBIM concerning the proposal to Grant & Eisenhofer P.A.

Yours sincerely,

Jan Thomsen
Chief Risk Officer
Email: jth@nbim.no
Tel: +47 2407 3249

Guro Heimly
Senior Legal Advisor
Email: guh@nbim.no
Tel: +47 2407 3112

Postal address: Norges Bank, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, Att: Guro Heimly

WILMERHALE

Jonathan Wolfman

+1 617 526 6833(t)
+1 617 526 5000(f)
jonathan.wolfman@wilmerhale.com

December 5, 2011

VIA FAX AND OVERNIGHT COURIER

Michael J. Barry, Esq.
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Fax: 302-622-7100

Re: Shareholder Proposal Submitted to Staples, Inc.

Dear Michael:

I am writing on behalf of Staples, Inc. (the "Company"), which has received the stockholder proposal dated November 22, 2011 (the "Proposal") you submitted on behalf of Norges Bank (the "Proponent") for consideration at the Company's 2012 Annual Stockholders' Meeting. The submission indicates that communications regarding the Proposal should be directed to you.

The Proposal contains a procedural deficiency, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. To remedy this defect, the Proponent must revise the Proposal so that the Proposal, including the supporting statement, does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to the undersigned, Jonathan Wolfman of WilmerHale, at 60 State Street, Boston, Massachusetts 02109 or by fax to 617-526-5000. The failure to correct the deficiency within this timeframe will provide the Company with a basis to exclude the Proposal from the Company's proxy materials for the 2012 Annual Stockholders' Meeting. The Company reserves the right to seek relief from the SEC as appropriate.

For your reference, I enclose a copy of Rule 14a-8.

Please also note that Ms. Kristin Campbell, to whom you have addressed your prior correspondence, is no longer with the Company.

Sincerely,

Jonathan Wolfman

Enclosure
cc: Mark A. Weiss, Esq., Staples

Current as of Dec 01, 2011.

17 CFR 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form

10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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TX/RX NO	4852
CONNECTION TEL	913026227100
CONNECTION ID	
ST. TIME	12/05 16:21
USAGE T	03'02
PGS. SENT	7
RESULT	OK

WILMERHALE

FACSIMILE

+1 617 526 6833 (t)
+1 617 526 5000 (f)
jonathan.wolfman@wilmerhale.com

Date December 5, 2011

To Michael J. Barry
Grant & Eisenhofer P.A.

Fax 302.622.7100
Tel

cc

From Jonathan Wolfman

Pages (including cover)

Re **Shareholder Proposal Submitted to Staples, Inc.**

GRANT & EISENHOFER P.A.
CHASE MANHATTAN CENTRE■ 1201 MARKET STREET■ 21st FLOOR■ WILMINGTON, DELAWARE 19801
485 LEXINGTON AVENUE■ 29th FLOOR■ NEW YORK, NEW YORK 10117
302-622-7000■ FAX: 302-622-7100

FACSIMILE TRANSMITTAL FORM

12/7/2011

To:	6175265000	**Firm:**	
Phone:		**Fax:**	6175265000

If you experience problems with a transmission, please call (302) 622-7000 between 8:00 a.m. and 6:00 p.m.

From:	Manager Copy Center	Pages (including cover sheet):	7

SUBJECT:

Cover Message:

GRANT & EISENHOFER, P.A.

1201 N. MARKET STREET # 21st FLOOR # WILMINGTON, DELAWARE 19801

302-622-7000 # FAX: 302-622-7100

Dec 7, 2011

FACSIMILE MESSAGE TRANSMITTAL FORM

TO	COMPANY	FAX	PHONE
Jonathon Wolfman	Wilmer Cutler Picking Hale and Dorr, LLP	617-526-5000	617-526-6000

If you experience problems with a transmission, please call (302) 622-7000 between 9:00 a.m and 9:00 p.m.

ORIGINAL will [X] follow will not [ ] follow

FROM: Michael J. Barry **Pages (including cover sheet):**

RE: Shareholder Proposal Pursuant to Rule 14a-8

Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

December 7, 2011

VIA FAX AND OVERNIGHT MAIL
Mr. Jonathon Wolfman, Esquire
Wilmer Cutler Pickering Hale and Dorr, LLP
60 State Street
Boston, Massachusetts 02109

Re: Shareholder Proposal Pursuant to Rule 14a-8

Dear Mr. Wolfman:

Enclosed is a slightly amended version of the proposal submitted to Staples, Inc., by Norges Bank on November 22, 2011 (the "Proposal"). The attached minor amendment makes some technical non-substantive changes to avoid any potential questions regarding the total number of words in the Proposal. For your reference, also attached is a redline showing the minor changes.

Our understanding is that this slight amendment does not make any substantive changes to the Proposal, and is a technical revision of the Proposal only. Thus, the submission date of November 22, 2011, is still the correct and operative submission date for the Proposal. As a result, we believe that the previously submitted certification of ownership from the record owner, JP Morgan Chase Bank, is in compliance with SEC Rule 14a-8 in certifying our client's ownership of shares as of November 22, 2011. If you disagree and believe that this technical amendment constitutes the submission of a new proposal, please consider the Proposal withdrawn and let me know immediately so that we can make arrangements to have an appropriate ownership certification sent to your attention.

Thank you for your attention to this matter.

Sincerely,

Michael J. Barry

MJB/rm
Enclosures

The corporation's bylaws are hereby amended as follows:

The following shall be added as Article I, Section 7.4.1:

The corporation shall include in its proxy materials for a meeting of stockholders at which any director is to be elected the name, together with the Disclosure and Statement(s) (both defined below), of any person nominated for election as a director by a stockholder or group thereof that satisfied the requirements of this Section 7.4.1 (the "Nominator"), and allow stockholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the corporation's directors.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 1% or more of the corporation's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold such shares through the date of the meeting;

(b) provide written notice received by the corporation's secretary within the time period specified in Section 7.2 (for annual meetings) or 7.3 (for special meetings): (i) with respect to the nominee, the information required under Section 7.4(a) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8, without regard to any other information listed in Section 7.4(b); and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the corporation's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not exceeding 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the corporation's secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section 7.4.1 and the rules under the Exchange Act.

The following shall be added to ARTICLE I, Section 5.3:

> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in ARTICLE I, Section 7.4.1 representing no more than 25% of the total number of the corporation's directors.

Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal would enable shareholders to nominate director candidates subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

For more information see http://www.nbim.no/StaplesProxyAccessProposal

Please vote FOR this proposal.

Deleted: -

The corporation's bylaws are hereby amended as follows:

The following shall be added as Article I, Section 7.4.1:

The corporation shall include in its proxy materials for a meeting of stockholders at which any director is to be elected the name, together with the Disclosure and Statement(s) (both defined below), of any person nominated for election as a director by a stockholder or group thereof that satisfied the requirements of this Section 7.4.1 (the "Nominator"), and allow stockholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the corporation's directors.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 1% or more of the corporation's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold such shares through the date of the meeting;

(b) provide written notice received by the corporation's secretary within the time period specified in Section 7.2 (for annual meetings) or 7.3 (for special meetings): (i) with respect to the nominee, the information required under Section 7.4(a) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8, without regard to any other information listed in Section 7.4(b); and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the corporation's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not exceeding 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the corporation's secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section 7.4.1 and the rules under the Exchange Act.

The following shall be added to ARTICLE I, Section 5.3:

> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in ARTICLE I, Section 7.4.1 representing no more than 25% of the total number of the corporation's directors.

Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

Deleted: The right of s

This proposal would enable shareholders to nominate director candidates subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

Deleted: give

Deleted: the right

Deleted: . These limitations

Deleted: e

Deleted: e

For more information see http://www.nbim.no/StaplesProxyAccessProposal

Deleted: M

Deleted: is available at

Please vote FOR this proposal.

Deleted: We urge shareholders to

GRANT & EISENHOFER P.A.
CHASE MANHATTAN CENTRE■ 1201 MARKET STREET■ 21st FLOOR■ WILMINGTON, DELAWARE 19801
485 LEXINGTON AVENUE■ 29th FLOOR■ NEW YORK, NEW YORK 10117
302-622-7000■ FAX: 302-622-7100

FACSIMILE TRANSMITTAL FORM

1/20/2012

To:	6175265000	**Firm:**	
Phone:		**Fax:**	6175265000

If you experience problems with a transmission, please call (302) 622-7000 between 8:00 a.m. and 6:00 p.m.

From:	Manager Copy Center	Pages (including cover sheet):	9

SUBJECT:

Cover Message:

GRANT & EISENHOFER, P.A.

1201 N. MARKET STREET # 21st FLOOR # WILMINGTON, DELAWARE 19801

302-622-7000 # FAX: 302-622-7100

Jan 20, 2012

FACSIMILE MESSAGE TRANSMITTAL FORM

TO	COMPANY	FAX	PHONE
Jonathon Wolfman	Wilmer Cutler Pickering Hale and Dorr	617-526-5000	

If you experience problems with a transmission, please call (302) 622-7000 between 9:00 a.m and 9:00 p.m.

ORIGINAL will [X] follow will not [ ] follow

FROM: Michael J. Barry **Pages (including cover sheet):** 8

RE: Norges Bank Proxy Access Proposal Pursuant to Rule 14a-8

Grant & Eisenhofer P.A.
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 20, 2012

VIA FAX AND OVERNIGHT MAIL

Mr. Jonathon Wolfman, Esquire
Wilmer Cutler Pickering Hale and Dorr, LLP
60 State Street
Boston, Massachusetts 02109

Re: **Norges Bank Proxy Access Proposal Pursuant to Rule 14a-8**

Dear Mr. Wolfman:

We appreciate having had the opportunity to speak with Staples' representatives on January 16 regarding Norges Bank Investment Management's ("NBIM") proxy access shareholder proposal. For your client's further consideration, enclosed is a document setting forth the information NBIM intends to post on the web site referenced in its shareholder proposal. NBIM plans to make that web site "live" upon the Company's filing of its 2012 proxy statement with the Securities Exchange Commission.

Please let me know at your earliest convenience if you would like to discuss the information set forth in the enclosed document.

Thank you for your attention to this matter.

Sincerely,

Michael J. Barry

Enclosures

cc: Guro Heimly (by electronic mail)

Proxy Access: Staples, Inc.

Norges Bank Investment Management submitted the following shareholder proposal for inclusion in Staples' 2012 proxy statement:

The corporation's bylaws are hereby amended as follows:

The following shall be added as Article I, Section 7.4.1:

The corporation shall include in its proxy materials for a meeting of stockholders at which any director is to be elected the name, together with the Disclosure and Statement(s) (both defined below), of any person nominated for election as a director by a stockholder or group thereof that satisfied the requirements of this Section 7.4.1 (the "Nominator"), and allow stockholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the corporation's directors.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 1% or more of the corporation's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold such shares through the date of the meeting;

(b) provide written notice received by the corporation's secretary within the time period specified in Section 7.2 (for annual meetings) or 7.3 (for special meetings): (i) with respect to the nominee, the information required under Section 7.4(a) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8, without regard to any other information listed in Section 7.4(b); and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the corporation's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not exceeding 500 words, in support of each nominee's candidacy (the

> "Statement(s)"), at the time the Disclosure is submitted to the corporation's secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section 7.4.1 and the rules under the Exchange Act.
>
> The following shall be added to ARTICLE I, Section 5.3:
>
> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in ARTICLE I, Section 7.4.1 representing no more than 25% of the total number of the corporation's directors.
>
> Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.
>
> This proposal would enable shareholders to nominate director candidates subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.
>
> For more information see http://www.nbim.no/StaplesProxyAccessProposal
>
> Please vote FOR this proposal.

A. Our Goal

Shareholders' right to nominate candidates for election to the board of directors is a fundamental principle of good corporate governance and board accountability. Norges Bank Investment Management (NBIM) proposes amending the Staples, Inc. (the "Company" or "Staples") bylaws in order to enable shareholders to nominate board candidates other than those selected by the Company itself. At the same time, we recognize the importance of shareholder nominations and board continuity. As a result, we have included important procedural requirements to help ensure appropriate use of the proposed procedures, and have structured our proposal to work incrementally within the Company's current bylaws to help promote responsive corporate governance and improved Company and Board performance.

B. Why the Proposed Amendments are Necessary

NBIM believes that Staples' corporate governance practices are in need of improvement and that shareholder rights must be enhanced. The right of Staples' shareholders to nominate directors is particularly important since the Company has not met our expectations with regard to key aspects of corporate governance and performance. Specific examples of instances and issues where Staples' corporate governance practices are not in line with NBIM's expectations include the following:

- Staples' shareholders must collectively own more than 25% of the outstanding common stock in order to call for an extraordinary general meeting of shareholders. A shareholder proposal in 2008 asking for a 10% threshold to call an extraordinary general meeting received support from 66.7% of votes cast. The Board did not follow shareholder will when it subsequently amended the bylaws to include a stricter threshold of 25%. Furthermore, the special meeting provision implemented by Staples contains language that is more restrictive than what was approved by the shareholders; and

- Staples' shareholders cannot act by written consent outside the general meeting. A majority of votes cast at Staples' shareholders meetings in both 2010 and 2011 supported shareholder proposals that would have permitted shareholders to act by majority written consent. Despite these shareholder votes, the Board has not implemented this shareholder proposal; and

- The Board has the ability to amend the Company's bylaws without shareholder approval, while a majority vote of outstanding shares is needed for shareholders to amend the Company's bylaws; and

- Under the Company's Articles of Incorporation the Board can issue shares of a new series of preferred stock with voting rights that can be used as a potential takeover defense in the event of an attempted corporate acquisition (sometimes referred to as "blank check preferred stock"); and

- The Board has combined the roles of CEO and Chairman of the Board. We believe the two roles are fundamentally different and that the Chairman should, at minimum, be independent of the Company's management. Our view is supported by the Chairmen's Forum, in association with Yale School of Management, in its 2009 policy statement "Chairing the Board: The Case for Independent Leadership in Corporate America." An increasing number of S&P500 companies have chosen to separate these two roles. In 2004, 27% of these companies had split the CEO and Chairman roles, while by 2011 the percentage rose to 40%; and

- In its 2011 proxy statement, Staples' identified a group of 20 peer companies for purposes of executive compensation.[1] Comparing total shareholder return for Staples and its identified peer companies, using

---

[1] The peer companies identified are: Amazon.com, Inc.; Best Buy Co., Inc., Costco Wholesale Corp.; FedEx Corp.; Gap Inc., Home Depot, Inc.; J.C. Penney Co., Inc.; Kohl's Corp; Limited Brands, Inc.; Lowe's Companies, Inc.; Macy's, Inc.; Office Depot, Inc.; OfficeMax Inc.; Safeway, Inc.; Starbucks Corp.; Sysco Corp.; Target Corp.; The TJX Companies, Inc.; Walgreen Co.; and Xerox Corp.

information available from FactSet Research Systems Inc. for the five year period December 30, 2006 through December 30, 2011, shows that Staples' significantly underperformed its peers. Staples' total shareholder return was -43.4%, while its peers' total shareholder return was -3.8%


Staples Inc.
TSR FactSet graph 5 Year
SPLS -43.4%
Peers -3.8%
Diff -39.6%
Total Shareholder Return
10
0
-10
-20
-30
-40
-50
-60
30 Dec 06
30 Dec 07
30 Dec 08
30 Dec 09
30 Dec 10
30 Dec 11

NBIM's proxy access proposal is designed to allow shareholder nomination of board candidates with the goal of electing a more responsive Staples Board.

C. How the Proposed Amendments Operate

NBIM's shareholder proposal asks that Staples' proxy materials include nominees for election to the board of directors submitted by a shareholder, or group of shareholders, who satisfy the requirements set forth in the proposed bylaw. The current proposal is drafted to work within the framework of the Company's current bylaws. The shareholder(s) must have held 1% of the Company's outstanding common stock for 1 year prior to submitting the nomination. In addition, the shareholder(s) must submit the same nominee disclosure information currently required by the Company's bylaws for shareholder nominations. Any individual shareholder or shareholder group may designate nominees representing up to 25% of the total number of the Company's directors.

We propose the 1% / 1 year requirement to ensure substantial and stable shareholder interests support the candidates for board election, and yet open the possibility for qualified shareholders to make use of proxy access rights. One percent of Staples' common stock was valued at approximately $97 million as of December 31, 2011 and is therefore a substantial capital investment. These thresholds are intended to avoid inappropriate use of proxy access rights.

In addition, we propose a voting procedure that integrates the current system of majority voting with a plurality carve-out in case of contested elections. A shareholder nominated candidate will be elected if he or she receives more votes than at least one of the Board's candidates, subject to a limitation that no more than 25% of the Board seats can be filled by shareholder nominees in any election. These limitations are designed to give shareholder candidates a material influence on the Board, but will not result in a disruptive change of control of the Board.

A practical example of how the board nomination and election process would work under the current proposal is as follows.. The example is provided for illustrative purposes only and is not intended to represent the Company's current proxy statement with respect to electing directors:

1. <u>Hypothetical Overview of Board / Nominees</u>

- Staples' Board has 12 seats
- Any shareholder may nominate directors up to 25% of the board seats. With 12 seats, this is a maximum of 3 nominees per shareholder or shareholder group.
- The company nominates 12 candidates
- Two shareholders or groups nominate 3 candidates each
- The company's ballot will include 18 nominees, consisting of the 12 company nominees and the 6 shareholder nominees
- Each shareholder may vote FOR a maximum of 12 candidates and against as many candidates it wants

2. <u>Example Vote Outcomes Based on Above Nominations</u>

- If one shareholder nominee receives more votes than the company nominee receiving the fewest votes, then that shareholder nominee would be elected to the board along with the other 11 company nominees.
- If 2 or 3 shareholder nominees receive more votes than the company nominees receiving the fewest votes, then those 2 or 3 shareholder nominees would be elected to the board along with the 10 or 9, respectively, company nominees who received greater shareholder support.
- HOWEVER, if 4 or more shareholder nominees receive more votes than certain of the candidates nominated by the company, the 25% cap is triggered and ONLY the 3 shareholder nominees receiving the greatest number of votes would be elected to the board. The resulting board, therefore, would consist of the 3 shareholder nominated

candidates who received the greatest number of votes and the 9 company nominated candidates who received the greatest number of votes.

D. Conclusion

NBIM questions the effectiveness of Staples' corporate governance systems and the independence of the Board's decision making process in serving the shareholders' interests. In order for shareholders to have a greater opportunity to remedy these governance weaknesses, we urge shareholders to vote FOR this proposal.